Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: May 6, 2003

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Sales performance of the Group
Profit situation of the Group
Further information
Segment reporting
Asset and financial position of the Group
Outlook
ALTANA Share
ALTANA Group First Quarter Statement
Financial Calendar 2003

This Report on Form 6-K contains:

—	Interim Report 1st Quarter 2003

—	Two Press Releases of May 6, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: May 6, 2003	By:	/s/ Hermann Küllmer

Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

Name: Dr. Rudolf Pietzke Title: General Counsel

Quarterly Report March 31, 2003

At a Glance

in € million	Q1 2003	Q1 2002	Δ%

Sales	678	614	10
Profit before interest, taxes, depreciation and amortization (EBITDA)	206	158	31
Profit before interest and taxes (EBIT)	177	128	38
Profit before taxes (EBT)	177	129	37
Return on sales (in %)	26.1	21.1	—
Income before minority interests (EAT)	104	81	27
Earnings per share (EPS, in €)	0.76	0.59	29
Cash flow from operating activities	126	34	—
Capital expenditure on property, plant and equipment	34	39	-12
Number of employees (March 31)	9,799	9,350	5

Sales performance of the Group

Double-digit growth sustained in ALTANA Group sales

In the first three months of the new fiscal year, the ALTANA Group once again achieved double-digit sales growth. Despite the significant negative impact of movements in exchange rates, primarily the US dollar and the Latin American currencies, sales increased by 10% from € 614 million in the same period of the previous year to € 678 million. In local currencies and taking into account divestment effects (disposal of the Diagnostics business), operating sales rose by 22%.

The regional sales distribution shows an increase in international business activities. Thus, 83% of sales revenue, € 560 million, came from foreign sales, compared with 80% in the previous year. In the important North American market, the Group raised sales by 37% to € 216 million. In Europe, not counting Germany, sales increased by 6% to € 222 million.

Profit situation of the Group

Significant increase in profits

Group profit rose again distinctly more sharply than sales. Operating profit (EBIT) increased in the first three months by 38% to € 177 million (previous year: € 128 million), causing the EBIT margin to improve significantly from 21.0% to 26.2%. The EBITDA margin amounted to 30.4% in the reporting period, compared with 25.7% in the previous year. Profit before taxes similarly rose to € 177 million, an increase of 37%. The sales return before taxes improved from 21.1% to 26.1%. Income before minority interests (EAT), at € 104 million, were 27% above the previous year’s level, equivalent to a 29% rise in earnings per share to € 0.76.

Key profit figures

	Q1 2003		Δ%	Q1 2002

	in € million	%		in € million	%
Sales	678	100	10	614	100
Gross profit on sales	445	65.7	14	392	63.9
Profit before interest, taxes, depreciation and amortization (EBITDA)	206	30.4	31	158	25.7
Profit before interest
and taxes (EBIT)	177	26.2	38	128	21.0
Profit before taxes (EBT)	177	26.1	37	129	21.1
Income before minority interests (EAT)	104	15.3	27	81	13.2
Earnings per share (EPS, in €)	0.76		29	0.59

Pharmaceuticals division: sales performance

ALTANA Pharma: dynamic growth through internationalization

A significant factor in the positive business trend of the first quarter was again growth on the international markets. Thus, the proportion of sales revenue attributable to foreign sales rose from 78% to 81%. All in all, ALTANA Pharma AG achieved a 15% increase in sales from € 427 million to € 492 million in the reporting period. Expressed in local currencies and taking into account divestment effects, operating sales grew by 29%. Exchange rate losses due to variation in the value of Latin American currencies and the US dollar had a negative impact.

Sales by business unit

in %	in € million	Q1 2003	Q1 2002

86	Therapeutics	423	351
6	OTC	29	29
5	Imaging	27	26
3	Other	13	21

100	Total	492	427

The strongest revenue growth was achieved in the core Therapeutics business, where sales rose by 20% to € 423 million. The proportion of prescription medication in ALTANA Pharma’s total sales now stands at 86%. Demand for the innovative gastro-intestinal medication Pantoprazole (Pantozol®/Protonix®) continued to grow. Including all our sales partners, world-wide sales of the drug in the first three months of the year totaled € 576 million, an increase of 19%. In the USA, where over half of market revenue is generated, Protonix®’s market share in the relevant PPI market segment stood at 16.8% at the end of March, up from 14.5% in the previous year. ALTANA’s own sales of Pantoprazol rose by 31% in the same period, to € 270 million as against € 205 million in the previous year.

Sales by region

in %	in € million	Q1 2003	Q1 2002

48	Europe	238	233
	Germany	92	96
38	North America	184	119
11	Latin America	55	62
3	Other regions	15	13

100	Total	492	427

Pharmaceuticals Division: profit trend

Significant improvement in profits

At the beginning of the year 2003, the profit trend in the Pharmaceuticals division departed significantly from the revenue growth. Apart from our blockbuster, Pantoprazole, the main factors here were a milestone payment of € 28 million from our co-operation partner, Pharmacia Corporation (now Pfizer Inc.) in connection with the development of our pipeline candidate Roflumilast. Operating profit (EBIT) grew by 46%, from € 109 million for 2002 to € 160 million. During the reporting period, the EBIT margin climbed to 32.5% (previous year: 25.6%) and operating return measured by EBITDA to 36.4% from 29.7%. Profit before taxes rose by 45% to € 160 million. The sales return before taxes (EBT) rose from 25.8% to 32.5%.

Further information

Research and development

Our pharmaceutical research projects, especially the farthest advanced candidate products Alvesco® and Roflumilast, which are now in Phase III, are progressing according to plan. The inhaled corticosteroid Alvesco® for the treatment of asthma is currently in the approval phase in the United Kingdom (EU reference country), as well as in Australia, Canada and Switzerland. It is expected to be launched on the market in the first countries at the end of 2003/beginning of 2004. Our co-operation partner Aventis is expecting to submit the drug for approval in the USA in the third quarter of 2003. Additional studies on the PDE4-inhibitor Roflumilast (indications asthma and COPD) will be completed in the course of the year, and the application for approval in Europe is expected to be prepared for the end of 2003. In addition to the respiratory tract product candidates, ALTANA Pharma also has a promising gastro-intestinal therapeutic substance in the pipeline, Soraprazan — the acid pump antagonist (APA). Soraprazan is currently in clinical research Phase II.

Expenditure on research and development for the first quarter of 2003 came to € 87 million (+ 22%), equivalent to 20% of turnover in therapeutics.

Capital expenditure

Capital expenditure on property, plant and equipment during the reporting period totaled € 19 million (prior year: € 27 million). Most of this relates to expansion of the research and production capacities at the Constance and Singen sites.

Employees

A total of 7,412 employees were employed by ALTANA Pharma at the end of March 2003, 5% more than at the same point in time in the previous year. 3,333 persons were employed in Germany and 4,079 abroad.

Chemicals Division: sales performance

ALTANA Chemie: operating sales rose by 5%

Business trends in the Chemicals Division were particularly affected by the further decline in value of the US dollar that occurred in the first three months of the year. After adjusting for exchange rate fluctuations and the effects of acquisitions, ALTANA Chemie succeeded in sustaining the positive sales trend of the previous year, achieving an increase of 5%. Sales, at € 186 million, were nominally just below the previous year’s level (-1%).

Sales by business unit

in %	in € million	Q1 2003	Q1 2002

43	Additives & Instruments	79	76
29	Coatings & Sealants	54	53
28	Electrical Insulation	53	58

100	Total	186	187

The Additives & Instruments business unit saw the highest increase in sales, which rose by 4% to € 79 million from € 76 million in the previous year. Sales in Coatings & Sealants rose by 2% to € 54 million, while Electrical Insulation experienced a 9% decline, finishing at € 53 million.

The regional sales-breakdown shows for quite some time a sales increase in Germany again by 5% to € 26 million. Sales from international operations were slightly down on the previous year, € 160 million compared with € 162 million, primarily due to changes in currency rates. All in all, international sales accounted for 86% of total sales in the first quarter.

Sales by region

in %	in € million	Q1 2003	Q1 2002

54	Europe	101	97
	Germany	26	25
18	North America	33	39
19	Asia	36	34
9	Other regions	16	17

100	Total	186	187

Chemicals Division: profit trend

ALTANA Chemie profits impacted by currency movements

The continuing difficult underlying economic conditions, combined with considerable exchange rate losses and one-time effects, caused pre-tax profit to decrease by 12%, from € 27 million to € 24 million in the first quarter. As a result the profit-sales ratio fell to 12.9% from the previous year’s 14.5%. Compared with other internationally operating chemicals companies, ALTANA Chemie enjoys above-average profitability, with an EBITDA margin of 19.0%.

Further information

Restructuring in three business units

With effect from January 1, 2003, the previous Varnish & Compounds (impregnating resins and sealing compounds) and Wire Enamels business units were merged into a new business unit, Electrical Insulation. As the same customers use the products from both areas, the merger should produce synergy effects, particularly with regard to the research and development of innovative products.

Capital expenditure

Capital expenditure on property, plant and equipment came to € 12 million in the first quarter, up from € 9 million in the previous year, most of it going towards expansion of the production facilities for additives in Wesel, scheduled to start operations later this year.

Employees

ALTANA Chemie’s global workforce as of March 31, 2003 stood at 2,326, 3% higher than in the previous year. 1,057 persons were employed in Germany and 1,269 in foreign subsidiaries.

Segment reporting

			Holding
in € million	Pharmaceuticals	Chemicals	company	Group

Net sales
Q1 2003	492	186	—	678
Q1 2002	427	187	—	614
Operating income (EBIT)
Q1 2003	160	25	-8	177
Q1 2002	109	29	-10	128
Profit before taxes (EBT)
Q1 2003	160	24	-7	177
Q1 2002	110	27	-8	129
Capital expenditure[1]
Q1 2003	20	14	3	37
Q1 2002	28	11	3	42
Employees
March 31, 2003	7,412	2,326	61	9,799
March 31, 2002	7,055	2,250	45	9,350

[1]	Capital expenditure on property, plant and equipment and intangible assets

Asset and financial position of the Group

Sound balance sheet structure

The ALTANA Group’s total assets rose by 9% to € 2,466 million in the first quarter of 2003. Over half of this increase was due to greater liquidity. On the other hand inventories and receivables from goods and services increased only slightly. As of the accounting date, shareholders’ equity totaling € 1,345 million covered 55% of the total assets.

Improved liquidity

Cash flow provided from operating activities amounted to € 126 million and was influenced, amongst other factors, by favorable changes in working capital pertaining to the accounting date and higher cash flow from deliveries to our customers, especially in the pharmaceuticals business. Cash flow used in investing activities includes € 37 million on capital expenditure, which was offset by the sales proceeds on disposal of the Diagnostics business. Group liquidity, consisting of cash equivalents and securities, rose by € 110 million to € 694 million. It accounts for 28% of total assets.

ALTANA Group

Consolidated Cash Flow Statement

in € million	Q1 2003	Q1 2002

Cash flow provided from operating activities	126	34
Cash flow used in investing activities	-3	-39
Cash flow used in financing activities	8	13
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	-2	2

Net change in cash and cash equivalents	129	10

Cash and cash equivalents as of Jan. 1	323	254

Cash and cash equivalents as of March 31	452	264

Outlook

ALTANA Group: ambitious goals for 2003

For the year 2003 as a whole, we expect the ALTANA Group to once again achieve double-digit growth figures in sales and profits in the local currencies, despite the difficult economic climate. Whether the growth, converted in euro, turns out to be in single- or double-digits will depend critically on developments in the dollar-euro exchange rate.

ALTANA Pharma: growth dynamics sustained

After achieving a commendable set of results for the first quarter, we are assuming that the Pharmaceuticals division will achieve double-digit growth in sales and profits expressed in local currencies for the year 2003 as a whole. Moreover, we are expecting Pantoprazole to achieve double-digit growth rates in all the important markets, especially in the USA.

ALTANA Chemie: growth despite difficult environment

As far as ALTANA Chemie is concerned, there is still no uniform economic picture. However, our unchanged plans for the present fiscal year assume that, following the positive business trend for 2002, sales and profits, expressed in local currencies, will experience single-digit growth.

ALTANA Share

The first three months of the year 2003 were characterized by volatility on the stock market. International capital markets were dominated by the Iraq conflict, but unfavorable corporate news and a sluggish economy, both in the USA and Europe, also had a negative impact. In particular, the German equity market was suffering from the bear market, and in March the DAX Index dropped below the 2,400 mark, signifying its worst state for seven years. Altogether, the DAX lost 16% of its value in the first three months of the year. Against this difficult background, the ALTANA share did relatively well to finish the quarter with a closing price of € 43.00, only one percentage point below its level at the start of the year. On the NYSE, the ALTANA share outperformed the trend to rise 4% to $ 47.29, at a time when the comparison Dow Jones index lost 4% of its value.

At the end of March, ALTANA was ranked 24 and 19 in the DAX ranking list issued by the German stock exchange in terms of total trading volume and market capitalization. The positions at December 31 were, respectively, 28 and 22. At the end of the quarter, the market capitalization of ALTANA AG amounted to € 6 billion.

ALTANA Group First Quarter Statement (abridged)

ALTANA Group Consolidated Balance Sheet

Assets	March 31,	Dec. 31,
in € million	2003	2002

Intangible assets, net	156	165
Property, plant and equipment, net	617	610
Long-term investments	15	15

Total fixed assets	788	790

Inventories	318	303
Receivables and other assets	574	524
Marketable securities	242	261
Cash and cash equivalents	452	323
Deferred tax assets	92	68

Total assets	2,466	2,269

Shareholders' Equity and Liabilities	March 31,	Dec. 31,
in € million	2003	2002

Total Shareholders’ Equity	1,345	1,250
Minority Interests	8	8

Total provisions	586	563

Debt	121	117
Other Liabilities	406	331

Total Liabilities	527	448

Total Liabilities and Shareholders’ Equity	2,466	2,269

ALTANA Group Statement of Changes in Equity

in € million	Q1 2003	Q1 2002

Shareholders’ Equity (Jan. 1)	1,250	1,170
Net income	104	81
Translation adjustments	-9	1
Purchase of treasury shares	1	1
Change of revaluation reserve	-1	-3

Shareholders’ Equity (March 31)	1,345	1,250

ALTANA Group Consolidated Income Statement

in € million	Q1 2003	Q1 2002

Net sales	678	614
Cost of sales	-233	-222
Gross profit	445	392
Selling and distribution expenses	-164	-148
Research and development expenses	-95	-79
General administrative expenses	-32	-26
Other operating income and expenses	23	-11
Operating income	177	128
Financial income	—	1
Income before taxes and minority interests	177	129
Income tax expense	-73	-48
Income before minority interests	104	81
Minority interests	—	—

Net income	104	81

Basic earnings per share (in €)	0.76	0.59
Weighted average common shares

Outstanding at March 31 (thousand)	136,498,009	137,204,015

The present report of the ALTANA Group for the first quarter 2003 was prepared in compliance with the International Accounting Standard 34. The same accounting policies are applied as for the preparation of the consolidated financial statements for the year 2002.

This report is unaudited.

This Quarterly Report contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this Interim Report include market sales projections for Pantoprazole, revenue and earnings projections for the ALTANA group, and estimates for the achievement of certain milestones in the development of ALTANA’s pharmaceuticals under development, including Ciclesonide, Roflumilast and Soraprazan. These statements are based on beliefs of ALTANA’s Management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the future development of currency exchange rates as well as ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

If you have any queries or require any further information, please contact ALTANA AG, Corporate Communications.

Visit our Web site www.altana.com for up-to-date news and background information on the ALTANA Group.

ALTANA AG
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications
& Investor Relations
phone:   +49 6172/1712 -153
fax:        +49 6172/1712 -158

Investor Relations Sandra Fabian phone: +49 6172/1712-163 fax: +49 6172/1712-158	Dr. Harald Schäfer phone: +49 6172/1712-165 fax: +49 6172/1712-158

In den U.S.:
Markus Launer
phone:   +1 212/974 9800
fax:        +1 212/974 6190

Media Relations
Steffen Müller
phone:   +49 6172/1712-160
fax:        +49 6172/1712-158

ALTANA AG
Corporate Communications
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v. d. Höhe
Germany
e-Mail: PR@altana.de
web site: www.altana.com

Financial Calendar 2003

Report on Q2 2003	August 4, 2003
Press Conference	August 4, 2003
Analysts’ Conference Call	August 4, 2003
Report on Q3 2003	November 6, 2003
Press Conference	November 6, 2003
Analysts’ Meeting	November 6, 2003

Please note that the above mentioned dates are subject to changes.

Press Release	ALTANA AG
PO Box 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany
Phone:      +49 (0) 6172 1712-160
Fax:         +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

Annual General Meeting 2003: ALTANA reports on an exceptional year

Dividend rises by 25% to €0.75

Frankfurt/Bad Homburg, May 6, 2003 — At today’s Annual General Meeting in Frankfurt, shareholders of ALTANA AG, Bad Homburg, approved all proposals made by the Management Board and Supervisory Board. These include the paying out of a dividend of €0.75 per share, a 25% increase on the previous year’s €0.60. This is the first time that the total dividend amount, €105 million, has exceeded the €100 million mark. The Annual General Meeting also approved the proposal to newly establish the compensation of the Supervisory Board.

“This year’s dividend,” said Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG, “is fully in line with the increase in our financial performance and thus reflects our corporate policy of ensuring that our shareholders participate fully in our operating results. This means that we have more than doubled the dividend since 1999.”

In his review of developments during the business year 2002, Nikolaus Schweickart was able to report to shareholders that in many respects it had been an exceptional year. Not only did the company achieved once again double-digit growth in sales and profits, along with the creation of over 700 new jobs, but it had also been listed on the New York Stock Exchange and admitted to the German DAX-30 Index.

This press release is also available on the Internet at www.altana.com.

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
Phone: Phone: Fax:	+49 (0)6172-1712 160 +49 (0)6172-1712 168 +49 (0)6172-1712 158

Investor Relations:
Phone: Phone: Fax:	+49 (0)6172-1712 163 +49 (0)6172-1712 165 +49 (0)6172-1712 158

Investor Relations USA:
Phone: Fax:	+1 212 974 98 00 +1 212 974 61 90

Press Release	ALTANA AG
PO Box 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany
Phone:     +49 (0) 6172 1712-160
Fax:         +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

Dynamic start for ALTANA

Very strong results for first quarter 2003

Bad Homburg, May 6, 2003 - ALTANA AG, Bad Homburg, continued its upward trend in the first quarter of the present business year 2003. “We have achieved a very strong first quarter, thanks primarily to our excellent pharmaceuticals business,” said Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG. Group sales once again showed double-digit growth, rising by 10% to €678 million, up from €614 million in the previous year. Without the negative effects of the deterioration in the value of the US-$, the growth rate would have been twice this level.

€560 million or 83% of total business volume came from sales outside Germany, up from €493 million in 2002. Domestic sales amounted to €118 million (2002: €121 million). The decline in Germany was not due to operational reasons, but was the result of the state-enforced discounting of domestic pharmaceutical sales. In the particularly important region of North America, sales increased by 37% from €158 million in 2002 to €216 million.

The key operating performance parameters of EBITDA and EBIT rose respectively by 31% (from €158 million to €206 million) and by 38% (from €128 million to €177 million). Profit before taxes (EBT), at €177 million, were 37% above the figure for the same period of the previous year, €129 million.

This improved performance is also reflected in the return ratios: the operating return (EBITDA) now stands at 30.4%, up from 25.7% in 2002. The return on sales before taxes (EBT) rose from 21.1% to 26.1%. Group profit increased in the first quarter by 27% to €104 million, up from €81 million for the previous year. This resulted in a 29% increase in earnings per share from €0.59 to €0.76.

High growth rates sustained at ALTANA Pharma

ALTANA Pharma AG, Constance, increased its sales for the first quarter of 2003 from €427 million to €492 million. This corresponds to an increase of 15%. The core business of Therapeutics achieved 20% sales growth, up from €351 million to €423 million. The largest single contribution to these figures came from the innovative gastro-intestinal drug, Pantoprazole (Pantozol®/Protonix®). ALTANA Pharma itself achieved sales of €270 million, an increase of 31% over the previous year (€205 million). Together with its sales partners, revenues totaled €576 million, up by 19% compared with the same quarter of 2002 (€483 million). In the USA, Pantoprazole achieved a market share of over 17% of new prescriptions in the relevant market segment as of the end of April.

In the first quarter of 2003, ALTANA Pharma’s profit before taxes, at €160 million, were up by 45% from €110 million in the previous year. The operating return measured by EBITDA was 36.4%, compared with 29.7% in the previous year. The EBIT margin rose from 25.6% to 32.5%. The above average improvement in earnings is due to a combination of higher sales of Pantoprazole and another milestone payment of €28 million relating to the cooperation agreement with Pfizer on Roflumilast.

Alvesco® and Roflumilast, two important candidate products for respiratory tract therapeutics both currently in Phase III of clinical trials, are progressing according to plan. Following the acquistion of Pharmacia by Pfizer, Pfizer is now the cooperation partner for Roflumilast.

ALTANA Chemie maintains steady sales

At ALTANA Chemie AG, Wesel, sales were steady in the first quarter of 2003 (€186 million compared with €187 million in 2002). When the figures are adjusted for exchange rate fluctuations and the effects of acquisitions, an operating sales increase of 5% was achieved. In the largest business unit, Additives & Instruments, which accounts for 43% of total sales in the Chemicals Division, sales rose by 4% from €76 million to €79 million.

ALTANA Chemie’s business will be strengthened through the acquisition of the electrical insulation business of Schenectady International Inc., USA, with a sales volume of around US-$90 million. The acquisition announced in April is planned to be completed by June 30, 2003 and is subject to approval by the regulatory authorities.

The continuing difficult economic situation combined with considerable exchange rate losses caused profit before taxes to decrease by 12% from €27 million to €24 million, resulting in a profit-sales ratio of 12.9%, down from 14.5% in 2002. The EBITDA margin is 19.1%. This makes ALTANA Chemie one of the global leaders in the industry.

Outlook for 2003 unchanged

“For the year 2003 as a whole,” said Nikolaus Schweickart, “we expect the ALTANA Group to once again achieve double-digit growth figures in sales and profits in the local currencies, despite the difficult economic climate. Whether the growth will turn out to be in single- or double-digit in euro will depend critically on developments in the dollar-euro exchange rate.”

ALTANA will increase in the medium-term the pace of innovation and investment quite considerably. Over the next three years (2003 to 2005) some €600 million should be invested in production facilities world-wide and over twice that amount into research and development. Schweickart: “Thus, over the period we shall be investing about €2 billion in the future of the company. And in the next three years we plan to create over 2,000 new jobs.”

Key data for Q1 2003

ALTANA Group	Q1 2003	Q1 2002	Change

	In € million	In € million	In %
Sales	678	614	+10
Profit before interest, taxes, depreciation and amortization (EBITDA)	206	158	+31
Profit before interest and taxes (EBIT)	177	128	+38
Profit before taxes (EBT)	177	129	+37
Return on sales before taxes (EBT) in %	26.1	21.1	—
Group profit	104	81	+27
Earnings per share (in €)	0.76	0.59	+29
Number of employees	9,799	9,350	+5

The complete quarterly report is available at www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA group and the successful completion of the acquisition of the Electrical Insulation Business of Schenectady. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the approval of the competent antitrust authorities, if required. ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the internet at www.altana.com.

For inquiries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
Phone:	+49 (0)6172-1712 160
Phone:	+49 (0)6172-1712 168
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